SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 20, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        20 January 2011
Number        01/11

BHP BILLITON APPROVES REVISED COSTS FOR KIPPER AND TURRUM PETROLEUM PROJECTS

BHP Billiton today announced the approval of increased capital expenditure for the Esso Australia operated Kipper and Turrum projects in the Gippsland Basin, offshore Victoria.

Kipper’s capital expenditure has increased to US$900 million (BHP Billiton share) and the facilities are now forecast to be completed in calendar year 2012. Mercury was encountered in the reservoir during development drilling and mercury mitigation will be managed as a separate project. The timing of first production is subject to resolution of the mercury related issues.

Turrum’s expenditure has been adjusted to US$1,350 million (BHP Billiton share) and is now forecast to begin production in calendar year 2013.

Additional design and fabrication of key structural components has delayed installation and increased the offshore hook up campaign resulting in the cost and schedule adjustments.

The Kipper field has confirmed resources of approximately 620 billion cubic feet of recoverable gas and 30 million barrels of oil and gas liquids. Turrum is expected to recover approximately 1 trillion cubic feet of natural gas and 110 million barrels of oil and gas liquids, on a 100 per cent basis.

The Kipper Unit Joint Venture participants are Esso Australia Resources Pty Ltd (32.5 per cent and operator); BHP Billiton (32.5 per cent); and Santos (35.0 per cent).

Turrum is part of the Gippsland Basin Joint Venture in which BHP Billiton and Esso Australia Resources Pty Ltd (operator), each have a 50 per cent interest.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements relating to the business, financial performance and results of the Company and/or the industry in which it operates. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words “believes”, “expects”, “predicts”, “intends”, “projects”, “plans”, “estimates”, “aims”, “foresees”, “anticipates”, “targets”, and similar expressions. The forward-looking statements, contained in this document, including assumptions, opinions and views of the Company or cited from third party sources are solely opinions and forecasts which are uncertain and subject to risks. A multitude of factors can cause actual events to differ significantly from any anticipated development. Neither the Company nor any of its subsidiaries nor any of its officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does any of the foregoing accept any responsibility for the future accuracy of the opinions expressed in this document or the actual occurrence of the forecasted developments.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : January 20, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary